UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Independence Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45378A 106

(CUSIP Number)

James J. Sebra

Chief Financial Officer and Treasurer

RAIT Financial Trust

Two Logan Square

100 N. 18th St., 23rd Fl.

Philadelphia, Pennsylvania 19103

(215) 243-9000

with a copy to:

Anders Laren

Senior Managing Director

RAIT Financial Trust

Two Logan Square

100 N. 18th St., 23rd Fl.

Philadelphia, Pennsylvania 19103

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45378A 106

1.	Names of reporting persons RAIT Financial Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) HC/OO

CUSIP No. 45378A 106

1.	Names of reporting persons RAIT NTR Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Taberna IR Holdings Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Belle Creek Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Crestmont Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Copper Mill Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Heritage Trace Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Tresa at Arrowhead Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Centrepoint Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Cumberland Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power -0-
	9.	Sole dispositive power -0-
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person -0-
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) -0-
14.	Type of reporting person (see instructions) OO

Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D filed on August 26, 2013, as amended by Amendment No. 1 filed on February 7, 2014, Amendment No. 2 filed on July 23, 2014, Amendment No. 3 filed on December 10, 2014, Amendment No. 4 filed on May 21, 2015, and Amendment No. 5 filed on September 25, 2015 (collectively, the “Original Schedule 13D”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc., a Maryland corporation (“IRT”). The address of the principal executive offices of IRT is Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, Pennsylvania 19103. This Amendment No. 6 is being filed solely to amend the facing pages, Item 1, Item 2, Item 3, Item  4, Item 5, Item 6 and Item 7, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

The first paragraph of Item 2 of the Original Schedule 13D is hereby amended by replacing the last sentence thereof with the following:

The address of the principal business and principal executive offices of each of RAIT and the Subsidiaries is Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, PA 19103.

Annex I of the Original Schedule 13D is amended and restated in the manner attached as Annex I to this Amendment No. 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Not applicable.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

Not applicable.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) RAIT and the Subsidiaries beneficially own zero (0) shares of IRT Common Stock, or zero (0) percent of the outstanding shares of IRT Common Stock, and do not have voting or dispositive power over any shares of IRT Common Stock, as set forth in Items 7 through 11 and 13 of the cover pages of this Amendment No. 6, which items are hereby incorporated herein by reference.

(c) On October 5, 2016, pursuant to the Securities and Asset Purchase Agreement dated as of September 27, 2016 by and among RAIT, Jupiter Communities, LLC, RAIT TRS, LLC, the Subsidiaries, IRT and Independence Realty Operating Partnership, LP, IRT purchased all 7,269,719 shares of IRT Common Stock that were owned by the Subsidiaries at a price of $8.55 per share of IRT Common Stock.

(d) Not applicable.

(e) RAIT and the Subsidiaries ceased to be the beneficial owner of more than five percent of IRT’s Common Stock on October 5, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 5, 2016, pursuant to the Securities and Asset Purchase Agreement dated as of September 27, 2016 by and among RAIT, Jupiter Communities, LLC, RAIT TRS, LLC, the Subsidiaries, IRT and Independence Realty Operating Partnership, LP, IRT purchased all 7,269,719 shares of IRT Common Stock that were owned by the Subsidiaries for the price of $8.55 per share of IRT Common Stock.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by including the following at the end thereof:

Exhibit I:	Securities and Asset Purchase Agreement, by and among RAIT Financial Trust, Jupiter Communities, LLC, RAIT TRS, LLC, certain selling stockholders of RAIT, Independence Realty Trust, Inc., and Independence Realty Operating Partnership, LP, dated as of September 27, 2016[1]

[1]	Incorporated by reference to Exhibit 10.1 to RAIT’s Current Report on Form 8-K filed with the SEC on September 27, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2016	RAIT Financial Trust

	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

ANNEX I

Executive Officers and Trustees of RAIT Financial Trust

Each trustee and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Scott F. Schaeffer	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Chief Executive Officer and Chairman of the Board of Trustees	Not applicable

James J. Sebra	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Chief Financial Officer & Treasurer	Not applicable

Scott L. N. Davidson	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	President	Not applicable

John J. Reyle	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Senior Managing Director & Chief Legal Officer	Not applicable

Andrew M. Batinovich	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	President and Chief Executive Officer, Glenborough, LLC

Edward S. Brown	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	President, Edward S. Brown Group

Frank A. Farnesi	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	Retired

S. Kristin Kim	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	Founder, Sansori

Michael J. Malter	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	Retired

Jon C. Sarkisian	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	Executive Vice President, CBRE Group, Inc.

Andrew M. Silberstein	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	Partner, Almanac Realty Investors, LLC

Murray Stempel III	Two Logan Square 100 N. 18th St., 23rd Fl. Philadelphia, PA 19103	Trustee	Director, Royal Bancshares of Pennsylvania, Inc.